April 27, 2015

Catherine Gordon

Senior Counsel

Office of Disclosure Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust, File Nos. 333-184169, 811-22756.

Dear Ms. Gordon:

On February 11, 2015, Advisors Preferred Trust (the "Registrant"), on behalf of its series the Spectrum Advisors Preferred Fund (the "Fund"), filed Post-Effective Amendment Number 31 to its Registration Statement under the Securities Act of 1933 on Form N-1A. On March 11, 2015, you provided oral comments to the Registration Statement. Please find below Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS

Comment 1.

Under the first paragraph of the section entitled "Principal Investment Strategies," please include a plain English definition of "performance upgrading" and "positive alpha."

Response.

The Registrant has included plan English definitions substantial as follows. Performance upgrading refers to the sub-adviser's selection of investment companies that it believes will have the highest returns among their peers. Positive alpha refers to returns that are higher than overall market returns.

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Comment 2.

Under the first paragraph of the section entitled "Principal Investment Strategies," when referring to "…managers with a proven record of performance" please consider replacing "proven" with strong or some other term that does not, by its nature, connote guarantee or certainty.

Response.

The Registrant has amended disclosures to replace "proven" with "historically strong."

Comment 3.

Under the first paragraph of the section entitled "Principal Investment Strategies," please qualify "best performing funds" with "in the opinion of the sub-adviser" or similar statement.

Response.

The Registrant has amended disclosures to qualify "best performing funds" with "what it believes to be."

Comment 4.

Under the second paragraph of the section entitled "Principal Investment Strategies," please disclosure that the sub-adviser may not be able to limit losses to less than 40% of the S&P 500 Index.

Response.

The Registrant has amended disclosures by adding the following sentence. "But, there is no guarantee the sub-adviser can limit losses."

Comment 5.

Under the fourth paragraph of the section entitled "Principal Investment Strategies," please qualify "negate recessionary equity market risk," with "attempts to" or similar statement.

Response.

The Registrant has amended disclosures to qualify "negate recessionary equity market risk" with "…seek to..."

Comment 6.

Under the section entitled "Principal Investment Risks," please include Inverse ETF Risk.

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Response.

The Registrant has amended risk disclosures to include "Inverse ETF Risk" substantially as follows.

Inverse ETF Risk. Inverse ETFs will prevent the Fund from participating in market-wide or sector-wide gains and may not prove to be an effective hedge. Inverse ETFs seek to deliver returns that are opposite of the return of a benchmark (e.g., if the benchmark goes up by 1%, the ETF will go down by 1%), typically using a combination of derivative strategies. Because inverse ETFs typically seek to obtain their objective on a daily basis, holding inverse ETFs for longer than a day may produce unexpected results particularly when the benchmark index experiences large ups and downs. Inverse ETFs may also be leveraged. Inverse ETFs contain all of the risks that regular ETFs present.

Inverse ETF Risk. Inverse ETFs will prevent the Fund from participating in market-wide or sector-wide gains. Inverse ETFs may be ineffective hedging vehicles because their price changes may not be highly correlated to Fund assets they are intended to hedge. Inverse ETFs are funds designed to rise in price when stock prices are falling. Inverse funds seek daily investment results, before fees and expenses, which correspond to the inverse (opposite) of the daily performance of a specific benchmark. For example, if an ETF's current benchmark is 100% of the inverse of an index and the ETF meets its objective, the value of the ETF will tend to increase on a daily basis when the value of the underlying index decreases (if the index goes down 5% then the ETF's value should go up 5%). Conversely, when the value of the underlying index increases, the value of the ETF's shares tend to decrease on a daily basis (if the index goes up 5% then the ETF's value should go down 5%). Most inverse ETFs reset daily (meaning they aim to achieve their stated objective daily). Accordingly, their performance over longer terms can perform very differently than underlying assets and benchmarks, and volatile markets can amplify this effect.

Comment 7.

Under the last paragraph of sub-section entitled "Principal Investment Risks," under the section entitled "ADDITIONAL INFORMATION ABOUT PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS," please qualify "risk control" with "attempt to be" or similar phrase to avoid connoting certainty.

Response.

The Registrant has amended risk control disclosures to include "attempt to be."

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The Registrant has authorized Thompson Hine LLP to acknowledge on its behalf:

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•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

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